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Ken Mooso asked a question ? .
Admin Jun 24 ·

Curious!
I started PersonaFi because I wanted to help more people seek prosperity through investing. After years of speaking to thousands of people about their personal finances, I've concluded that wealth is created through ownership in a company (stock), ownership in real estate, or even your own small business. I've worked with C-level execs and people that made 50k. Lifestyle yes did play a factor but the biggest factor was ownership! Today the news about Peter Thiel had me thinking...Who here would be interested in owning a piece of our community by investing in our company, PersonaFi ??

(Disclosures)
1. This isn't a solicitation at this time but to gauge interest
2. I wouldn't be able to accept an investment offer at this time
3.Anyone's expressed interest isn't an obligation or commitment of any kind.

198 193 Answers

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Alex Glover
I'm interested

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9:23

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What To Expect

Hello,
As you know we're building the fastest growing investment community. We have our application in beta and we're offering our community a chance to own a piece of it.
I'm sure you have questions about our team, vision, plan, and opportunity. Therefore, we're opening the floor to everyone and anyone that has questions. Ken Mooso will be joined by one of his advisors, Shaunt Sarkissian, to discuss the market opportunity, problem, and solution. For more information please visit: https://wefunder.com/personafi

(Disclosure)
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Responses

Going | Maybe | Invited



TUESDAY, JULY 13, 2021 AT 5 PM MST
AMA PersonaFi

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9:25

Ken Mooso in Let's Invest & Trade Together

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Ken Mooso
Admin 6d ·

Hey guys!

I want to give everyone a heads up as a team; we've decided to use the WeFunder Platform to create an account for crowdfunding. Our mission is so that **anyone can invest**. We felt it was hypocritical if we only sought out investments from the rich; therefore, we will be opening it up to you guys and then to the public. We will be making an early bird offer and posting the link here next week. Anyone that wishes to invest will have the option to invest.

Have a great weekend and a safe, happy fourth!

(Disclosure)

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

179 116 Comments

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Ken Mooso
Admin 6d ·

$Li more than doubles sales and the stock drops as if

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9:28

Ken Mooso in Let's Invest & Trade Together



Ken Mooso
Admin 1d ·

Hello Group,

Our core belief is that investing isn't just for the wealthy, and our mission is so ***anyone can invest***! If you believe in our mission and our team, join us and become part of the future of investing by owning a part of the community/ **PersonaFi** . Here is the link to get exclusive access before Wefunder sends it out to millions of other potential investors. https://wefunder.com/personafi

(Disclosure)

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.


NEW YORK STOCK EXCHANGE

9+ 1

3:16

Ken's Post

Ken Mooso ▶ Let's Invest & Trade Together
6h ·

Just went live 🔥🔥🔥

https://wefunder.com/personafi

(Disclosure)
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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INVEST IN PERSONAFI, INC

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3:17

Kenneth Mooso
Co-Founder and CEO at PersonaFi
6h • Edited •

PersonaFi just went live on Wefunder 🔥🔥

https://lnkd.in/e4JZFhi 👈👊

(Disclosure)
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



7:59
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